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                             GILMAN & CIOCIA, INC.
                                   MEMORANDUM

TO:       ALL EMPLOYEES, CONSULTANTS AND INDEPENDENT CONTRACTORS

FROM:     Thomas Povinelli

DATE:     December 30, 1997

SUBJECT: 1997 Common Stock and Incentive and Non-Qualified Stock Option Plan of Gilman & Ciocia, Inc. (the "Plan")
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     In connection with the above-captioned Plan, the Option Committee of the
Board of Directors of Gilman & Ciocia, Inc. (the "Company") resolved that at the end of each calendar year for 1998, 1999 and 2000, each and every employee, consultant and independent contractor of the Company will be granted 100 options to purchase the Company's Common Stock at the then current market price for every whole amount of $25,000 in net revenues (tax preparation or financial planning) he or she generates for the Company, beginning January 1, 1998. For example, if an employee generates $40,000 in tax preparation revenues and $45,000 in financial planning revenues to the Company (exclusive of the commission share kept by the employee) from January 1, 1998 to December 31, 1998, he or she shall be entitled to an option to purchase 300 shares of common stock at the market price on December 31, 1997.

     Such options will have a five-year term from the date of grant and will vest two years after grant, provided such individual is still associated with the Company at the time of vesting.

     Good luck in reaching your goals for 1998! Best wishes for the new year!